UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 2025

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
TAXPAYER I.D.	:	91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30, Section II of the Securities Exchange Commission, and being duly empowered to this effect by the Board of Directors, I hereby report the following regarding Embotelladora Andina S.A. (the "Company"), its business, its securities or tender offer, as a material event:

The following was resolved, among other matters, at a Company's Regular Board of Directors’ Meeting held on February 25, 2025:

I.	To convene a Regular Shareholders Meeting for April 15, 2025, at 10:00 a.m. (the "Meeting"), which will be carried out remotely and from the Company's offices located at Av. Miraflores 9153, Renca, Metropolitan Region. The aforementioned in accordance with the provisions of General Rule No. 435 and Circular No. 1141.

II.	The matters to be discussed at the Meeting shall be the following:

1.       The Annual Report, the Statement of Financial Position and the Financial Statements for the year 2024; as well as the Report of the Independent Auditing Firm with respect to the mentioned Financial Statements;

2.        To ratify the interim dividends paid against 2024 earnings;

3.        Present Company dividend distribution policy and inform about the distribution and payment procedures utilized;

4.        Determine the compensation for directors, and members of the Culture, Ethics and Sustainability Committee, the Executive Committee, the Directors’ Committee pursuant to Article 50 bis of Chilean Corporate Law and members of the Audit Committee established pursuant to the Sarbanes-Oxley Act; the annual report of the Directors' Committee and the expenses incurred by the Board and the Directors’ Committee during year 2024;

5.        Appoint the Company’s independent auditors for the year 2025;

6.        Appoint the Company’s rating agencies for the year 2025;

7.        Report on Board resolutions allowing related party transactions in accordance with Articles 146 and forward of Chilean Corporate Law, regarding transactions that took place after the last Ordinary Shareholders’ Meeting;

8.        Determine the newspaper where regular and special shareholder meetings notices and invitations shall be published; and

9.        In general, to resolve every other matter under its competency and any other matter of Company interest.

Santiago, February 26th, 2025.

Jaime Cohen Arancibia
Corporate Legal Officer
Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Jaime Cohen
Name:	Jaime Cohen
Title:	Chief Legal Officer

Santiago, February 26th, 2025